SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 222 BAY STREET SUITE 1750, P.O. BOX 258 TORONTO, ONTARIO M5K IJ5 ——— TEL: (416) 777-4700 FAX: (416) 777-4747 www.skadden.com

FIRM/AFFILIATE

OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

September 22, 2017

BY HAND AND EDGAR

Terry French

Accountant Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Sierra Wireless, Inc.

Form 40-F for Fiscal Year Ended December 31, 2016

Filed March 10, 2017

File No. 000-30718

CIK No. 1111863

On behalf of Sierra Wireless, Inc. (the “Company”), set forth below is the Company’s response to the Staff’s comment letter dated September 5, 2017 (the “Comment Letter”). The heading and paragraph number of this letter correspond to the heading and paragraph number contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below.

Licensed as foreign legal consultants

jurisdiction of primary qualification: New York

Terry French

Securities and Exchange Commission

September 22, 2017

Exhibit 1.2

Notes to the Consolidated Financial Statements

20. Long-Term Obligations, page 40

During the year, you changed the estimate of your accrued royalty obligations based on “the recent developments in the IP licensing landscape” as stated on page 34 of Exhibit 1.3. Please disclose in more detail the nature of these developments and how such developments changed your assumptions in estimating the royalty obligations.

Background

During the fourth quarter of fiscal 2016 (“Q4 2016”), the Company made the decision to incorporate in its estimate of accrued royalty obligations, the principle that standard essential patent (“SEP”) royalty calculations be based on the value of the smallest saleable unit (“SSU”) that implements the patented technology (i.e., the component within a product that implements the technology) rather than the entire value of the end product, which has historically been the approach of patent licensors. One of the Company’s significant legacy licenses, which expired on December 31, 2016, was an example of this historic approach.

Significant legal precedent now exists in the United States supporting the method of determining Fair Reasonable and Non Discriminatory (“FRAND”) SEP royalties using the SSU principle. The cumulative effect of these legal changes to the licensing landscape, combined with supportive legislative initiatives and broad industry support for the SSU principle, as described in further detail below, at the time of the expiry of one of the Company’s significant legacy intellectual property (“IP”) licenses, have driven the Company’s review of, and ultimate decision to change, the accounting estimate related to its IP contingent royalty obligation in Q4 2016 to base it on the SSU principle.

As a result, the Company had sufficient support to calculate its IP contingent royalty estimate based on the SSU principle, and management reassessed and modified the underlying assumptions related to the Company’s IP contingent royalty obligations. In accordance with Accounting Standards Codification (ASC) Topic 250, this was a change in estimate of the Company’s IP contingent royalty obligation and resulted in an adjustment to the Company’s balance sheet liability, resulting in an offsetting adjustment in the P&L immediately upon adoption.

A. Legal Developments

In assessing the legal landscape and associated implications on IP contingent royalty accrual rates, the Company considered both internal and external legal analysis. This analysis supported the conclusion that royalty calculations for SEP licenses should be based on the SSU principle. This included an analysis of recent cases in the United States Courts of Appeal and United States District Courts, such as Ericsson Inc. v. D-Link Sys., Inc., 773 F.3d 1201 (Fed. Cir. 2014), Microsoft v. Motorola, 795 F.3d 1024 (9th Cir. 2015), and In re Innovatio IP Ventures, LLC Patent Litig., 2013 WL 5593609 (N.D. Ill. Oct. 3, 2013), as well as other U.S. and international jurisprudence.

Terry French

Securities and Exchange Commission

September 22, 2017

B. Industry Developments

The Fair Standards Alliance (the “FSA”) is a group of companies from broad industry representation (members include: Google, Apple, Cisco, VW, Audi, BMW, Daimler, Tesla, uBlox, Telit, Sierra Wireless, Dell, HP, Intel and Lenovo) that is providing significant industry support for the SSU principle. The FSA is pushing for more rational SEP licensing practices, including:

•	a strong push for SEP licenses to be available to all licensees regardless of a licensee’s position in the product chain; in other words, a module manufacturer should be allowed to negotiate and obtain a license so that its customer does not have to worry about patents, and the royalty payable should reflect the invention itself and not the gain on the value of end product;

•	injunctions should be used by an SEP as a last resort;

•	the licensor cannot sell the SEP to another entity to avoid its FRAND obligations; and

•	a FRAND royalty should reflect the value of the invention, which in most cases means that it should be based on the smallest device that implements the invention and should take into account the overall royalty that could reasonably be charged for all patents that are essential to the standard.

Significantly in 2016, the FSA gained further momentum with the addition of new members from a broad representation of industry, including AirTies, Google, Tesla, Daimler, Sequans and Hyundai. Other notable companies have also indicated strong interest and are in the process of completing membership applications. For example, Apple became a member of the FSA earlier this month. The breadth of membership interest, the depth of interest within certain industries (and the importance of the members within those industries), resulted in a critical mass of industry representation in 2016. Therefore, the current licensing landscape, while still not settled, is indicating significant industry support for the SSU principle.

C. Government Activities

In the United States, there has been significant focus over the past few years on litigation brought by non-practicing entities, sometimes referred to as NPEs or “patent trolls.” Many companies have been lobbying the U.S. federal government on the issue of royalties getting out of hand and impacting productivity. These efforts resulted in the enactment of the Leahy–Smith America Invents Act, which among other things, created the Inter Partes Review process (“IPR”) to provide for a process of expedited review and decision on patent validity. The IPR process has been effective in providing quick review of invalidity, thereby reducing litigation.

There has also been pressure from the U.S. Department of Justice—Antitrust Division and the U.S. Patent and Trademark Office, which released a joint policy statement on whether injunctions or U.S. International Trade Commission exclusion orders are proper for infringement of SEPs. The underlying premise is that for SEP holders, injunctions should not be allowed due to concerns regarding patent hold-up. In the case of SEPs, any implementer should have the ability to implement the patented technology and the patent holders should establish licenses on FRAND terms. This premise requires implementers’ to negotiate with SEP owners in good faith to establish FRAND licenses where the technology in question has been implemented.

The Company believes these initiatives help to bring a more rational approach to the IP licensing environment.

Terry French

Securities and Exchange Commission

September 22, 2017

SSU Methodology

In the light of the growing legal precedent and business support for the SSU principle, as well as the government activities described above, and being mindful of the expiry of a significant legacy IP license at the end of 2016, the Company reassessed the underlying assumptions related to its contingent IP royalty obligations and decided to use the SSU principle as the basis to determine its contingent IP royalty accrual. For the Company’s products, the SSU is that portion of the baseband chipset (currently supplied by its chipset suppliers) contained in its products, which is used to implement the core IP standard. The resulting contingent IP royalty accrual represents the Company’s estimate of the FRAND royalty rate for all the patented technical features in the product.

The Company confirms that it intends to provide additional disclosure in future Management’s Discussion and Analysis of Financial Condition and Results of Operations to summarize the developments and methodology described above.

*        *        *         *

Please do not hesitate to contact the undersigned if you have any questions or require additional information.

Very truly yours,

/s/ RICCARDO LEOFANTI

Riccardo Leofanti

cc:	Christie Wong, Securities and Exchange Commission

Paul Fischer, Securities and Exchange Commission

Larry Spirgel, Securities and Exchange Commission

David G. McLennan, Chief Financial Officer, Sierra Wireless, Inc.

Colin Brown, Skadden, Arps, Slate, Meagher & Flom LLP

4